                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Amendment No.2)

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                             VEECO INSTRUMENTS INC.
                 ----------------------------------------------
                                (Name of Issuer)




               -------------------------------------------------
                         (Title of Class of Securities)


                                  922-417-100
               -------------------------------------------------
                                 (CUSIP Number)



                                EDWARD H. BRAUN
                           C/O VEECO INSTRUMENTS INC.
                                 TERMINAL DRIVE
                           PLAINVIEW, NEW YORK 11803
                                 (516) 349-8300
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   Copies to:
                              RORY A. GREISS, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                            NEW YORK, NEW YORK 10022

                                JANUARY 26, 2000
             --------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                                (continued on following pages)

                                  SCHEDULE 13D

--------------------------                         --------------------------
  CUSIP NO. 922-417-100                                    Page 2 of 5
--------------------------                         --------------------------


-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               JAMES C. WYANT, PH.D.
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                               (b) [ ]
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                        [ ]
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE ORGANIZATION
                   USA
-------------------------------------------------------------------------------
NUMBER OF     7    SOLE VOTING POWER
 SHARES                  0
           --------------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY               975,127
           --------------------------------------------------------------------
   EACH       9    SOLE DISPOSITIVE POWER
REPORTING                0
           --------------------------------------------------------------------
PERSON WITH   10   SHARED DISPOSITIVE POWER
                        975,127
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         975,127
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                  [ ]
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.5%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                         --------------------------
  CUSIP NO. 922-417-100                                    Page 3 of 5
--------------------------                         --------------------------


-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               LOUISE A. WYANT
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                               (b) [ ]
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE ORGANIZATION
                   USA
-------------------------------------------------------------------------------
NUMBER OF     7    SOLE VOTING POWER
 SHARES                   0
           --------------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY               975,127
           --------------------------------------------------------------------
   EACH       9    SOLE DISPOSITIVE POWER
REPORTING                 0
           --------------------------------------------------------------------
PERSON WITH   10   SHARED DISPOSITIVE POWER
                          975,127
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          975,127
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                  [ ]
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.5%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                    IN
-------------------------------------------------------------------------------

     ITEM 1.    SECURITY AND ISSUER

          This Amendment No. 2 amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock"), of Veeco Instruments Inc., a Delaware corporation (the "Company"), previously filed by James C. Wyant and Louise A. Wyant (the "Reporting Persons").

          Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

     ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended to read as follows:

          (a) Each of the Reporting Persons may be deemed to beneficially own in the aggregate 975,127 shares of Common Stock, representing approximately 5.5% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of February 1, 2000).

          (b) James C. Wyant and Louise A. Wyant may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the 975,127 shares of Common Stock.

          (c) During the past sixty (60) days, the Reporting Persons: (i) sold 213,000 shares of Common Stock on January 24, 2000, in a transaction on the open market for $56.4049 per share of Common Stock, (ii) sold 55,500 shares of Common Stock on January 25, 2000, in a transaction on the open market for $55.4651 per share of Common Stock, and (iii) sold 56,000 shares of Common
Stock on January 26, 2000, in a transaction on the open market for $55.279 per share of Common Stock.

           Except as set forth above, the Reporting Persons do not beneficially own any shares of Common Stock and have not effected any transaction in shares of Common Stock during the preceding 60 days.

          (d) To the best knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 975,127 shares of Common Stock.

          (e)   Not applicable.



                                                                   Page 4 of 5

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated as of February 4, 2000


                                                      /s/ James C. Wyant
                                            -----------------------------------
                                            James C. Wyant


                                                      /s/ Louise A. Wyant
                                            -----------------------------------
                                            Louise A. Wyant





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